FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  August 2007

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Note: The information contained herein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Contact:	Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries	972-2-941-1717
	George Barrett, Executive Vice President, Global Pharmaceutical Markets President and CEO	Teva Pharmaceutical Industries Teva North America	(215) 591-3030
	Liraz Kalif /Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA REPORTS SECOND QUARTER 2007 RESULTS

Jerusalem, Israel, August 1, 2007 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today announced its financial results for the second quarter ended June 30, 2007.

Second Quarter Highlights

●       Record-breaking quarterly net sales of $2,386 million, up 10 percent over the second quarter of 2006-a quarter which included the launches with exclusivity of Simvastatin and Pravastatin, among the largest launches in the industry`s history.

●       Net income of $515 million compared to net income of $489 million and adjusted net income of $541 million in the comparable quarter of 2006.

●       Diluted EPS of $0.63 compared to EPS of $0.59 and adjusted diluted EPS of $0.66 in the prior year quarter.

"This was an excellent quarter for Teva," said Shlomo Yanai, Teva`s President and CEO. "We are especially pleased with our record-breaking sales figures, which show an increase of 15 percent over last quarter, and 10 percent over the second quarter of 2006--a quarter which included two of the largest launches in our company`s, and the industry's, history. Our results this quarter were driven by strong performances across all our business units and geographies, by record-breaking sales of Copaxone®, and by a very successful early launch of Amlodipine/Benazepril."

Other Key Second Quarter Financial Data and Events

Net sales for the quarter reached $2,386 million, an increase of 10 percent over $2,172 million in the comparable quarter of 2006 and an increase of 15 percent over the first quarter of 2007.

Net income for the quarter was $515 million, or $0.63 per diluted share, compared to net income of $489 million or $0.59 per diluted share and to adjusted net income of $541 million, or $0.66 per diluted share, in the same period last year. Net income for the second quarter was 51 percent higher than the first quarter of 2007. The 2006 second quarter adjusted net income did not include: $31 million of inventory step-up in connection with the IVAX acquisition, $28 million of impairment and restructuring charges and $5 million of in-process R&D in associated companies, a total after tax of $52 million.  The 2006 adjusted data are considered non-GAAP financial measures.  Teva believes that excluding these items facilitates investors` understanding of the trends in the Company`s underlying business.

Sales in all of Teva`s businesses outside of the U.S. were positively impacted by favorable exchange rates, which increased sales by $69 million.  However, our businesses also recorded increased expenses due to these currency movements.  Overall, these exchange rates had a negligible effect on our operating profit.

Teva`s second quarter North American pharmaceutical sales were $1,341 million, compared to $1,260 million in the second quarter of 2006, a quarter which included the substantial launches of Simvastatin and Pravastatin. The second quarter of 2007 benefited from an earlier than anticipated launch of Amlodipine/Benazyprill, substantially increased Oxycodone sales and higher sales of respiratory products, primarily ProAir(TM), Teva's non-CFC product, in the U.S., as well as increased sales of Copaxone®. This quarter, North American pharmaceutical sales represented 60 percent of total pharmaceutical sales.

The Company recorded European pharmaceutical sales of $556 million, up 13 percent over the comparable quarter last year. We benefited from strong performance in our generic business in the UK, France, Spain and Germany as well as higher sales of our respiratory business in the UK. European pharmaceutical sales represented 25 percent of total pharmaceutical sales this quarter.

Teva`s international pharmaceutical sales, which accounts for 15% of total pharmaceutical sales and includes primarily Latin America (six percent of total pharmaceutical sales), Israel (four percent) and Central and Eastern European countries (four percent), increased 26 percent in the quarter to $346 million.  The increase was driven by higher sales in the majority of the primary markets in these geographies.

Global in-market sales of Copaxone® amounted to $436 million, a 23 percent increase over the comparable quarter of 2006, including 24 percent growth in U.S. sales to $285 million, driven by both price increases and increased unit sales.  In-market sales outside the U.S., mainly in Europe, increased by 23 percent to $151 million, and represented improved performance in several major European markets: Germany, France, Spain and the UK.

Azilect®, Teva's second innovative drug, continued its successful market acceptance trend as a beneficial option in the treatment of Parkinson's disease in the U.S. and Europe.  Global in-market sales in the quarter reached $28 million compared with $6 million in the second quarter of 2006.  Azilect® is now available in 27 countries.

Teva`s global respiratory business recorded $181 million in sales in the second quarter of 2007, a 49 percent increase over the comparable quarter in 2006.  The increase was fueled primarily by higher sales of ProAir(TM) HFA in the U.S. and increased sales in the UK.

API sales to third parties were $143 million in the second quarter of 2007, as compared to $145 million in the second quarter of 2006.  Total API sales, including internal sales to Teva`s pharmaceutical businesses, were $334 million, a decrease of six percent compared to the second quarter of 2006.

Net R&D spending for the quarter grew 14 percent as compared to the second quarter of 2006 and reached $137 million, more than half of which was expended for generic R&D.

As of July 30, 2007, Teva had 153 abbreviated new drug applications awaiting final FDA approval.  Collectively, the brand products covered by these applications have annual U.S. sales of approximately $89 billion.  Teva believes it is the first to file on 40 of these applications relating to products whose annual U.S. branded sales are over $37 billion. As of June 30, 2007, Teva had 134 compounds pending submissions awaiting final approval in various European countries, corresponding to 280 formulations and 2,190 dossiers.

SG&A expenses, which represented 19.7 percent of net sales, amounted to $469 million in the second quarter of 2007, as compared to $375 million, or 17.3 percent of net sales, in the second quarter of 2006 and to $456 million in the first quarter in 2007. The increase from the comparable quarter reflects higher profit sharing settlements with third parties, as well as selling and marketing expenses supporting expanding sales of Azilect® and Teva's fast-growing branded generics business.

Cash flow from operations in the second quarter amounted to $437 million, compared to $212 million in the 2006 second quarter. Free cash flow reached $256 million. Overall cash and other liquid assets at June 30, 2007 amounted to $3.1 billion.

Dividend

The Board of Directors, at its meeting on July 30, 2007, declared a cash dividend for the second quarter of 2007 of NIS 0.40 (approx. 9.2 cents according to the rate of exchange on July 30, 2007) per share. The record date will be August 14, 2007, and the payment date will be August 29, 2007. Tax will be withheld at a rate of 16 percent.

Conference Call

Teva will host a conference call to discuss the Company`s second quarter results today at 08:30 AM EDT. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com; a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call will be available until August 8, 2007 at midnight (EDT). For international callers please dial +1-(201)-612-7415.  From the U.S., dial +1-(877)-660-6853.  To access the replay, please enter both Account #: 3055 and Conference ID#:248467.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 76 percent of Teva's sales are in North America and Europe.

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®Neurontin® and Lotrel®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  In this press release, we present certain as adjusted numbers, which are non-GAAP financial measures.  These numbers exclude items such as the effects of step-up of inventory upon acquisition, acquisition of R&D in process, product rights impairment, restructuring expenses, settlements and related tax effect.  A reconciliation between the as adjusted numbers and the comparable GAAP measures is included later in this release.  We provide such non-GAAP data because we believe that such supplemental data provide useful information to investors to better understand underlying trends in our business.  However, adjusted financial measures are not, and should not be, viewed as a substitute for GAAP results. Our definition of these adjusted financial measures may differ from similarly named measures used by others.

Consolidated Statements of Income (Loss)

(Unaudited, U.S Dollars in millions, except earnings (loss) per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

NET SALES	2,386	2,172	4,466	3,845
COST OF SALES	1,143	1,001	2,186	1,950
GROSS PROFIT	1,243	1,171	2,280	1,895
RESEARCH AND DEVELOPMENT EXPENSES - NET	137	120	272	223
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	469	375	925	691
ACQUISITION OF R&D IN PROCESS	-	-	-	1,248
IMPAIRMENT AND RESTRUCTURING EXPENSES	-	28	-	31
OPERATING INCOME (LOSS)	637	648	1,083	(298)
FINANCIAL EXPENSES - net	8	57	36	71
INCOME (LOSS) BEFORE INCOME TAXES	629	591	1,047	(369)
PROVISION FOR INCOME TAXES	113	96	188	144
	516	495	859	(513)
SHARE IN LOSSES OF ASSOCIATED COMPANIES - NET	-	5	-	5
MINORITY INTERESTS	1	1	2	2
NET INCOME (LOSS)	515	489	857	(520)

EARNINGS (LOSS) PER SHARE: Basic ($)	0.67	0.64	1.12	(0.70)
Diluted ($)	0.63	0.59	1.05	(0.70)
WEIGHTED AVERAGE NUMBER OF SHARES: Basic	766	765	765	743
Diluted	828	834	827	743

ADJUSTED NET INCOME*	515	541	857	827
ADJUSTED EARNINGS PER SHARE*: Basic ($)	0.67	0.71	1.12	1.11
Diluted ($)	0.63	0.66	1.05	1.03

WEIGHTED AVERAGE NUMBER OF SHARES: Basic	766	765	765	743
Diluted	828	834	827	811

*See reconciliation attached

Reconciliation Between Reported and Adjusted Net Income (Loss)

(Unaudited, U.S Dollars in millions, except earnings (loss) per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

REPORTED NET INCOME (LOSS)	515	489	857	(520)
ACQUISITION OF R&D IN PROCESS	-	-	-	1,248
INVENTORY STEP - UP	-	31	-	95
IMPAIRMENT AND RESTRUCTURING EXPENSES	-	28	-	31
ACQUISITION OF R&D IN PROCESS IN ASSOCIATED COMPANIES	-	5	-	5
TAX APPLICABLE TO THE ABOVE ITEMS	-	(12)	-	(32)
ADJUSTED NET INCOME	515	541	857	827

DILUTED EARNINGS (LOSS) PER SHARE: REPORTED ($)	0.63	0.59	1.05	(0.70)
ADJUSTED ($)	0.63	0.66	1.05	1.03

Balance Sheet Data

(Unaudited, U.S Dollars in millions)

	June 30,	December 31,
	2007	2006
ASSETS
CURRENT ASSETS	8,672	7,640
INVESTMENTS & OTHER ASSETS	731	613
FIXED ASSETS - net	2,341	2,193
INTANGIBLE ASSETS - net	1,901	1,987
GOODWILL	8,101	8,038
TOTAL ASSETS	21,746	20,471

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	4,737	4,071
LONG-TERM LIABILITIES	4,914	5,223
MINORITY INTERESTS	37	35
SHAREHOLDERS` EQUITY	12,058	11,142
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	21,746	20,471

Three Months Ended June 30,		% Change	% of Total
2007	2006		2007
(U.S Dollars in millions)

Sales by Geographical Areas
North America	1,416	1,344	5.4%	59.3%
Europe*	593	527	12.5%	24.9%
International	377	301	25.2%	15.8%
Total	2,386	2,172	9.9%	100.0%

Sales by Business Segments
Pharmaceutical	2,243	2,027	10.7%	94.0%
A.P.I.**	143	145	(1.4)%	6.0%
Total	2,386	2,172	9.9%	100.0%

Pharmaceutical Sales
North America	1,341	1,260	6.4%	59.8%
Europe*	556	492	13.0%	24.8%
International	346	275	25.8%	15.4%
Total	2,243	2,027	10.7%	100.0%

*   Western Europe and Hungary

** Sales to third parties only

Six Months Ended June 30,		% Change	% of Total
2007	2006		2007
(U.S Dollars in millions)

Sales by Geographical Areas
North America	2,554	2,302	10.9%	57.2%
Europe*	1,159	956	21.2%	26.0%
International	753	587	28.3%	16.8%
Total	4,466	3,845	16.2%	100.0%

Sales by Business Segments
Pharmaceutical	4,175	3,551	17.6%	93.5%
A.P.I.**	291	294	(1.0)%	6.5%
Total	4,466	3,845	16.2%	100.0%

Pharmaceutical Sales
North America	2,412	2,142	12.6%	57.8%
Europe*	1,077	873	23.4%	25.8%
International	686	536	28.0%	16.4%
Total	4,175	3,551	17.6%	100.0%

* Western Europe and Hungary

** Sales to third parties only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 1, 2007